

Mail Stop 3561

September 27, 2007

Mr. Gino Chouinard
Chief Financial Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

      RE: HearUSA, Inc.
              Form 10-K for Fiscal Year Ended December 30, 2006
              Filed April 6, 2007
              Form 10-Q for Fiscal Quarter Ended June 30, 2007
              Filed August 13, 2007
              File No. 1-11655

Dear Mr. Chouinard:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 30, 2006

Item 7. Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 20

General, page 20

1. Please disclose how you calculate the change in comparable center revenues from
period to period, including how you treat centers that were opened, closed,
renovated, or relocated during the period.

Liquidity and Capital Resources, page 29

Contractual Obligations, page 31

2. Please explain to us why interest to be paid on long-term debt excludes amounts
that can be repaid through preferred pricing reductions while principle payments
on long-term debt are presented on a gross basis without regard to potential
preferred pricing reductions. Given the uncertainty of payment through preferred
pricing reductions it appears that your presentation of interest to be on paid on
long-term debt should be consistent with your presentation of payment obligations
on long-term debt.

Item 8. Financial Statements and Supplementary Data, page 36

Financial Statements, page 37

Notes Consolidated Financial Statements, page 44

Note 1. Description of the Company and Significant Accounting Policies, page 44

3. Please disclose and tell us your accounting policies for recognizing the Siemens
rebate credits (or preferred pricing reductions) and volume discounts including
your methodology for estimating the allocations to each of the underlying
transactions that results in progress toward earning the rebates and discounts. In
your response, please address your recognition of debt reductions and inventory
costs in detail. Refer to EITF 02-16.

Revenue Recognition, page 44

4. We note your disclosure on page three that you provide hearing care under your
provider agreements using three different arrangements. Please tell us in detail
how you recognize revenue and expense under each of the arrangements and the
facts and circumstances you considered to determine the appropriate accounting

treatment. A description of the capitation contracts may be useful to our understanding. With respect to each arrangement and to the extent applicable, tell us the nature of fees received from the providers, the expected period of performance of your obligations and why your revenue recognition policies comply with SAB Topic 13. Please also tell us whether you defer any contract acquisition costs and, if so, your method of recognizing those costs in operations. In addition, tell us how you recognize encounter fees paid to network providers. Finally, tell us how capitation revenues and the related expenses are classified in the statements of operations and why the classifications are appropriate.

Inventories, page 45

5. Please disclose the nature of the cost elements included in inventory. Refer to Rule 5-02.6.(b) of Regulation S-X.

Goodwill and Other Intangible Assets, page 45

6. As you disclose here and on page 32 in critical accounting estimates that you utilize an independent appraisal firm to test goodwill for impairment, please name and file the written consent of the third-party to whom you refer. Alternatively, please remove the reference to the third-party. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 7. Long-Term Debt, page 55

Notes Payable to Siemens, page 56

7. We note that you are restricted from paying dividends under the covenants of the notes. Please describe the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

Note 12. Stock-based Benefit Plans, page 63

8. Please disclose the weighted-average grant-date fair value of stock options granted and the total intrinsic value of options exercised during each year presented as required by paragraph A240.c. of SFAS 123(R). Please also disclose the aggregate intrinsic value of outstanding and exercisable non-employee director options.

Note 14. Related Party Transactions, page 65

9. We note that the amount of capitation revenues from the Kaiser Plan for each year exceeds the amount of service revenues disclosed in note 21. Please advise. Please also tell us how you recognize the capitation revenues and related expenses and why your revenue recognition policy complies with SAB Topic 13.3.f. Refer to the comment above regarding revenue recognition.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 77

10. Please include the disclosures required by Item 308(c) of Regulation S-K under Item 9A. Please revise Item 9 to include the information required by Item 304(b) of Regulation S-K. In regard to the disclosures required by Item 308(c) of Regulation S-K, please disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, disclose that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for Quarterly Period Ended June 30, 2007

Part I. Financial Information

Item 1. Financial Statements, page3

Notes to Consolidated Financial Statements, page 7

Note 4. Convertible Subordinated Notes, page 11

11. Please tell us the authoritative literature you applied in recognizing the non-cash charge as a result of the reduction in the exercise price of the warrants. Please also tell us how you computed the non-cash charge.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief